Filed pursuant to 424(b)(3)

Registration Statement No. 333-272503

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus dated June 22, 2023)

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Up to 13,333,333 Ordinary Shares

Warrant A to Subscribe for up to 13,333,333 Ordinary Shares

Warrant B to Subscribe for up to 13,333,333 Ordinary Shares

Pre-Funded Warrants to Subscribe for up to 13,333,333 Ordinary Shares

(or some combination of Ordinary Shares and Warrants

and/or Pre-Funded Warrants and Warrants in the amounts reflected above)

Up to 26,666,666 Ordinary Shares Underlying the Warrants

Up to 13,333,333 Ordinary Shares Underlying the Pre-Funded Warrants

This prospectus supplement (this “Prospectus Supplement”) is being filed to update and supplement our prospectus dated June 22, 2023, as supplemented (the “Prospectus”), whereby the Company offered up to $3,200,000 of our ordinary shares, at a public offering price of $0.24, and Warrant A to subscribe for 13,333,333 ordinary shares and Warrant B to subscribe for 13,333,333 ordinary shares for no additional consideration. We also offered to certain purchasers whose acquisition of ordinary shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding ordinary shares immediately following the consummation of this offering, the opportunity to acquire, if any such purchaser so chooses, 13,333,333 pre-funded warrants to subscribe for ordinary shares, in lieu of ordinary shares that would otherwise result in such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding ordinary shares. Each pre-funded warrant will be exercisable for one ordinary share. The pre-funded exercise price for each pre-funded warrant (and accompanying warrants) is equal to the price at which a single ordinary share is sold to the public in this offering, minus $0.0001, and the remaining non pre-funded exercise price of each pre-funded warrant is $0.0001 per share. The pre-funded warrants will be immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. This offering also relates to the ordinary shares issuable upon exercise of any pre-funded warrants sold in this offering. As of the date of this Prospectus Supplement, all pre-funded warrants have been exercised in full.

Each ordinary share and pre-funded warrant is being issued together with a Warrant A to subscribe for one ordinary share at an exercise price of $0.24 per share (representing 100% of the price at which an ordinary share is issued to the public in this offering) and a Warrant B to subscribe for one ordinary share at an exercise price of $0.24 per share (representing 100% of the price at which an ordinary share is issued to the public in this offering). The warrants will be exercisable immediately and will expire five years from the date of issuance. For each pre-funded warrant acquired, the number of ordinary shares we are offering will be decreased on a one-for-one basis. Because we will issue a Warrant A and a Warrant B for each ordinary share and for each pre-funded warrant to subscribe for one ordinary share sold in this offering, the number of warrants issued as part of this offering will not change as a result of a change in the mix of the ordinary shares and pre-funded warrants issued. The ordinary shares and pre-funded warrants, and the accompanying warrants, can only be subscribed for together in this offering but will be issued separately and will be immediately separable upon issuance.

Specifically, this Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with certain information contained in our Report on Form 6-K submitted to the U.S. Securities and Exchange Commission (the “SEC”) on July 21, 2023 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and this Prospectus Supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this Prospectus Supplement and any amendments or supplements carefully before you make your investment decision.

Our Ordinary Shares are listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “SMX” and our public warrants are listed on The Nasdaq Capital Market under the symbol “SMXWW”. On July 20, 2023, the closing price of our Ordinary Shares was $0.1498.

Investing in our Ordinary Shares involves significant risks. You should read the section entitled “Risk Factors” beginning on page 15 of the Prospectus for a discussion of certain risk factors that you should consider before investing in our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is July 21, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On July 20, 2023, SMX (Security Matters) Public Limited Company (the “Company”) received a deficiency letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market, LLC (“Nasdaq”), notifying the Company that it is not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) for continued listing on the Nasdaq Global Market, as the bid price of the Company’s ordinary shares on the Nasdaq Global Market was below $1.00 for 30 consecutive business days, from June 6, 2023 to July 19, 2023.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A) (the “Compliance Period Rule”), the Company has a period of 180 calendar days, or until January 16, 2024 (the “Compliance Date”), to regain compliance with the Minimum Bid Price Requirement. If, at any time before the Compliance Date, the closing bid price of the Company’s ordinary shares is at least $1.00 for a minimum of ten consecutive business days, the Staff will provide a written confirmation to the Company that it has regained compliance with the Minimum Bid Price Requirement.

If the Company does not regain compliance with the Minimum Bid Price Requirement by the Compliance Date, the Company may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting. At that time, the Company may appeal the Staff’s delisting determination to a Nasdaq Listing Qualifications Panel (the “Panel”) pursuant to the procedures set forth in the applicable Nasdaq Listing Rules. However, there can be no assurance that, if the Company receives a delisting notice and appeals the delisting determination by the Staff to the Panel, such appeal would be successful.

As previously announced, the Company has called an Extraordinary General Meeting of Shareholders to be held on Tuesday, August 1, 2023 at 10:00 a.m., Eastern time (subject to adjournment), for all holders of record as of the July 5, 2023 record date (the “Meeting”). At the Meeting, the Company is seeking shareholder approval to consolidate every 22 ordinary shares of the Company in the authorized but unissued and in the authorized and issued share capital of the Company into one ordinary share with a nominal value of US$0.0001 per share (the “Reverse Split”). The Company expects to regain compliance with the Minimum Bid Price Requirement as a result of the Reverse Split; however, the Company can give no assurance that it will obtain requisite shareholder approval at the Meeting to effect the Reverse Split.

Additionally, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement, or will otherwise be compliant with other Nasdaq Listing Rules.

Cautionary Statements Regarding Forward-Looking Statements

This Report on Form 6-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including those under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 21, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer